SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2003

OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                       to

Commission file number 1-11178

Full title of the plan and the address of the plan, if different from that of the issuer named below.

Revlon Employees' Savings, Investment and Profit Sharing Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REVLON, INC.

237 Park Avenue
New York, N.Y. 10017
212-527-4000

REVLON EMPLOYEES' SAVINGS, INVESTMENT
AND PROFIT SHARING PLAN

December 31, 2003 and 2002

INDEX

		Page(s)
Report of Independent Registered Public Accounting Firm		2

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002		3

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2003 and 2002		4

Notes to Financial Statements		5-12

Supplemental Schedules*:

I	Schedule of Assets Held At End of Year December 31, 2003	13

II	Schedule of Reportable Transactions For the Year Ended December 31, 2003	14

Signatures		15

*	All other schedules required by the Department of Labor's Rules and regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
Revlon Employees' Savings, Investment
and Profit Sharing Plan:

We have audited the accompanying statements of Net Assets Available for Benefits of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP
New York, New York
June 4, 2004

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Investments, at fair value:
Equity securities
(Cost, $55,928,924 in 2003 and $55,343,732 in 2002)	$58,307,758	$45,830,158
Fixed income securities
(Cost, $3,924,281 in 2003 and $2,411,830 in 2002)	3,961,711	2,383,556
Asset Allocation Funds
(Cost, $11,474,557 in 2003 and $9,275,836 in 2002)	13,420,546	9,248,359
Investment contracts, at contract value	31,951,412	34,206,431
Total investments	107,641,427	91,668,504
Receivables:
Loans to participants	2,300,279	2,101,438
Employer's contributions	314,067	66,526
Employees' contributions	234,478	132,178
Accrued interest	8,957	10,397
Total receivables	2,857,781	2,310,539
Net assets available for plan benefits	$110,499,208	$93,979,043

The accompanying notes are an integral part of these financial statements.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2003	2002
Investment income:
Dividends	$460,372	$443,099
Interest	1,774,229	1,896,336
Total investment income	2,234,601	2,339,435
Gain (loss) on disposal of securities	372,465	(32,355,887)
Unrealized appreciation of securities	13,152,115	13,227,333
Contributions:
Employees	7,088,955	6,253,699
Employer matching (net forfeitures of $5,144 in 2003 and $9,009 in 2002)	2,838,103	2,261,743
Total contributions	9,927,058	8,515,442
Loan fees	(2,175)	(5,115)
Distributions and withdrawals	(9,163,899)	(12,721,763)
Net change in net assets available for plan benefits	16,520,165	(21,000,555)
Net assets available for plan benefits beginning of year	93,979,043	114,979,598
Net assets available for plan benefits end of year	$110,499,208	$93,979,043

The accompanying notes are an integral part of these financial statements.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1.    DESCRIPTION OF PLAN:

The following description of the Revlon Employees' Savings, Investment and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

On June 24, 1992, Revlon Consumer Products Corporation (hereafter, "Products Corporation" or the "Company"), a Delaware corporation, formed in April 1992, succeeded to substantially all of the assets and liabilities of the cosmetics and skin care, fragrance and personal care products business of Revlon Holdings Inc., a Delaware corporation formerly named Revlon, Inc., which in 2002 converted into a Delaware limited liability company known as Revlon Holdings LLC ("Revlon Holdings"). In connection with such succession, substantially all of the employees of Revlon Holdings participating in the Plan were transferred to Products Corporation. Products Corporation became the Plan sponsor effective July 1, 1992.

Effective January 1, 1997, the Plan was amended and renamed the Revlon Employees' Savings, Investment and Profit Sharing Plan. A profit sharing component was added to the Plan, under which eligible employees could receive a contribution from the Company, provided certain financial objectives established by the Company at the beginning of a plan year are met.

(b)	Administration of Plan

The Plan Administrator is Products Corporation. The Plan provides that the Board of Directors of Products Corporation appoints an Administrative Committee to undertake certain plan administration duties. In addition, Products Corporation has engaged Putnam Investments to be the recordkeeper for the Plan.

The Board of Directors of Products Corporation has appointed an Investment Committee to oversee investment of the Plan's trust fund and appointed Putnam Fiduciary Trust Company as the Plan's trustee. The Investment Committee has appointed New England Pension Consultants, an independent registered financial advisor, as a financial advisor and a Plan fiduciary to advise the Plan's Investment Committee regarding the selection of the funds available to participants under the Plan. Putnam Investments has been engaged by Products Corporation as the manager responsible for asset allocation under the RetirementReady Portfolios (as defined below).

(c)	Plan Investments

Effective November 28, 2003, the Plan was revised to add one new mutual fund, the EuroPacific Growth Fund, and to eliminate one fund (The Putnam International Growth Fund) from the Plan's available investment choices. As of November 28, 2003, the EuroPacific Growth Fund was offered as a replacement for the Putnam International Growth Fund.

As of December 31, 2003, the Plan investments consisted of: (1) ten mutual funds, each with various investment and income objectives, (2) the Employee Stock Fund, consisting solely of Revlon, Inc. Class A Common Stock and (3) nine "ready mixed"

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1.    DESCRIPTION OF PLAN: (Continued)

RetirementReady Portfolios, which allocate a participant's investment among selected funds and seek returns using an investment allocation among the available funds based upon each RetirementReady Portfolio's designated target retirement date.

The ten mutual funds offered under the Plan are: The Artisan Mid Cap Fund, The Putnam Voyager Fund, The Putnam S&P 500 Index Fund, The EuroPacific Growth Fund, The Morgan Stanley Institutional Fund (MSIF) Emerging Markets Portfolio, The Evergreen Small Cap Value Fund (formerly known as "Undiscovered Managers Small Cap Value Fund"), The Dodge & Cox Stock Fund, The PIMCO Total Return Fund, The PIMCO High Yield Fund, and The Putnam Stable Value Fund.

For more detailed information about any of the funds, including risk factors, participants should refer to the fund's prospectus.

All employer matching contributions are made in cash and invested in accordance with each participant's instructions. Profit sharing contributions are made in the form of Company Stock, or in cash which is used by the Plan's trustee to purchase shares of Company Stock. Effective January 1, 2003, profit sharing contributions are invested in accordance with each participant's instructions, regardless of the form in which the contributions are made. Discretionary Employer Contributions (as defined below) may be made in cash or Company Stock at the Company's election, or any combination thereof, and are invested in accordance with each participant's instructions, regardless of the form in which the contributions are made.

Employee contributions are deposited in a trust fund and invested in the investment funds referred to above in accordance with participant direction.

(d)	Eligibility

Employees in eligible groups who are at least 18 years of age can participate in the Plan immediately upon hire or attainment of age 18, whichever is later. Union employees are only eligible to participate in the Plan to the extent specified in their respective union's collective bargaining agreement with the Company and any of its participating subsidiaries.

To be eligible for a profit sharing contribution, an employee must be an eligible employee at the beginning of a Plan year and must (1) not participate in any other sales or management incentive program offered by a profit sharing employer; (2) complete at least 1,000 hours of service during a Plan year; and (3) be actively employed by the profit sharing employer on the last day of the Plan year for which such profit sharing contributions are made.

The following categories of employees are not eligible to participate in the Plan: (1) employees with the job title "direct pay beauty advisor," and (ii) employees with the job title "field merchandiser" (unless the employee was otherwise a participant in the Plan as of January 1, 1994).

Effective January 1, 2003, the following additional categories of employees are not eligible to participate in the Plan: (i) employees with the job title of "On-Call Distribution" or "On-Call Warehouse" or (ii) employees who are interns.

As of December 31, 2003 and 2002, 2,656 and 2,674 employees participated in the Plan, respectively.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1.    DESCRIPTION OF PLAN: (Continued)

(e)	Loans to Participants

A participant may borrow up to 50% of his or her vested account balance. The minimum loan is $1,000 and the maximum is $50,000. Regardless of the amount borrowed, the participant's request will be reduced by his or her highest outstanding loan balance in the preceding 12 months. Loans are made from before-tax savings, vested Company matching contributions and after-tax savings on a pro-rata basis. Any outstanding loans reduce the amount available for a new loan as well as the amount that can be paid to the participant when he or she terminates.

Normally, a participant may have up to two loans outstanding at a time (the second loan may only be for the purchase of a primary residence), but may not obtain more than one loan in any 12-month period. The interest rate for loans is determined by the Investment Committee. The repayment period for these loans may be up to five years or as long as fifteen years if the loan was used to purchase a principal residence. Loans, including interest, are repaid through payroll deductions and are credited to the individual participant's Plan account according to his or her current investment elections. Administrative fees associated with a loan are charged directly to the participant's account.

(f)	Contributions

Eligible employees may participate by contributing, through payroll deductions, up to 25% of their base salaries, subject to certain income ceiling limitations and subject to certain maximum contribution restrictions. Highly compensated employees (which for 2003 and 2002 can generally be defined as employees with annual earnings of $90,000 and $85,000 or more, respectively) are restricted to a maximum contribution of 6% in 2003 and 7% in 2002. Effective January 1, 2002, participants who will be age 50 or older at any time during the calendar year may make additional pre-tax contributions only if they are contributing the maximum amount allowable under the Plan for the Plan year.

The Company's matching contributions are equal to 50% of the employees' contributions up to 6% of their base salaries. The matching contribution is made in cash and is invested as directed by each participant.

The Company may make profit sharing contributions for non-bonus eligible employees. The amount of the Company's profit sharing contribution (if any) to a participant's account is a percentage determined by the Company of the participant's base pay, and is contingent upon the Company meeting its financial objectives for a Plan year, unless the Company elects to make a discretionary contribution.

Effective January 1, 2003 the participant contribution ceiling was increased from 16% of base salaries to 25% of base salaries (also subject to certain income ceiling limitations and maximum contribution restrictions).

An employee is permitted to redesignate all or a portion of his or her account balance in any fund to another fund in multiples of 5% (effective January 1, 2003, the percentage was decreased from 5% to 1%) at any time other than investments in the Employee Stock Fund, which may not be traded during certain restricted periods in accordance with Revlon, Inc.'s Confidentiality of Information and Securities Trading Policy, as in effect from time to time. Such restricted periods are applicable to all Plan participants, including all senior executives of the Company.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1.    DESCRIPTION OF PLAN: (Continued)

Effective January 1, 2003, the Company may make a discretionary contribution ("Discretionary Employer Contributions") to the Plan for a Plan year in any amount it deems desirable (including no contribution at all) to a nondiscriminatory group of participants, to be allocated in a nondiscriminatory manner.

(g)	Vesting

Effective January 1, 2001 the Plan was amended to allow participants to be fully vested in the Company's matching contribution after one year of service. Any Discretionary Employer Contributions will vest on the same schedule as matching contributions. For the Company's contribution for the profit sharing component of the Plan prior to January 1, 2003, participants begin vesting at one-third on the date of each profit sharing contribution, an additional one-third on the next succeeding January 1 following each profit sharing contribution, and the remaining one-third on the next succeeding January 1. In any event, all profit sharing contributions are 100% fully vested after an employee completes 5 years of service with the Company. Effective as of January 1, 2003, a participant's interest in his or her profit sharing contribution account is fully vested on the completion of one year of service.

Regardless of years of service, participants become fully vested upon the earliest of (a) reaching age 65, (b) termination of employment on account of disability (as defined in the Plan), (c) death, or (d) termination of the Plan (see Note 4).

Participants are fully vested at all times with respect to their own contributions.

Nonvested employer contributions that are forfeited after an employee terminates are used to reduce subsequent employer contributions under the Plan and to pay permissible expenses of Plan administration.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes therein.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Administrative Expenses

Effective December 16, 2002, the Plan has reserved the right to charge participant accounts the cost of administering the Plan.

(d)	Investments Valuation

Investments of the Plan other than investment contracts are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the valuation date and securities representing units of other funds are valued

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

at the net asset value as reported by such funds on the valuation date. Fixed income temporary investments are valued at cost which approximates fair value.

(e)	Investment Contracts

Fully benefit-responsive investment contracts are stated at contract value whether or not the contracts are issued by insurance companies. A fully benefit-responsive investment contract is one that provides a guarantee by a financially responsible third party of all principal and previously accrued interest to any participant exercising his or her right of withdrawal under the terms of the Plan.

NOTE 3.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the periods ended December 31, 2003 and December 31, 2002:

	December 31,
	2003	2002
Benefits paid to participants per the Financial statements	$9,163,899	$12,721,763
Add: Amounts payable at the end of the current year	20,586	5,863
Less: Amounts payable at the end of the prior year	(5,863)	(171,957)
Benefits paid to participants per the Form 5500	$9,178,622	$12,555,669

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for Benefits per the financial statements	$110,499,208	$93,979,043
Benefit obligations currently payable	(20,586)	(5,863)
Net assets available for benefits per the Form 5500	$110,478,622	$93,973,180

NOTE 4.    PLAN TERMINATION:

The Company has the right to amend or terminate the Plan or to discontinue making its contributions at any time. In the event that the Plan is terminated, or the Company permanently discontinues making contributions under the Plan, each participant would become fully vested in any unvested portion of the investment funds representing employer contributions.

NOTE 5.    DISTRIBUTION OF BENEFITS:

Upon termination of employment, a participant is entitled to receive his or her share of employee contributions and vested employer contributions, subject to the vesting requirement noted elsewhere herein.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 5.    DISTRIBUTION OF BENEFITS: (Continued)

The Plan permits the participant or the participant's designated beneficiary to elect to have a distribution paid to the designated beneficiary after the participant's death over a period of two to five years.

NOTE 6.    FEDERAL INCOME TAX:

The Plan is intended to be a qualified plan as described in sections 401(a) and 401(k) of the Internal Revenue Code, as amended (the "Code") and, as such, the trust established thereunder is intended to be exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Company has received a favorable determination letter from the Internal Revenue Service dated January 8, 2002, which generally addresses the qualification of the Plan as amended through June 14, 2001. In the opinion of the Company in its capacity as Plan Administrator, the Plan continues to be qualified and exempt from Federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements. Accordingly, participants will not be subject to income tax on employer matching contributions and employee pre-tax contributions, or the making of a timely rollover contribution to the Plan, nor on earnings credited to their Plan accounts until withdrawn or distributed.

NOTE 7.    RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Putnam Investments is the Plan's investment manager and recordkeeper. Putnam Fiduciary Trust Company is the Plan's trustee.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 8.    INVESTMENTS:

Included in the Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002 are the following investments each stated at fair value (except Investment Contracts which are stated at contract value):

	December 31,
	2003	2002
Equity Securities:
Putnam Voyager Fund*	$23,103,425	$20,053,253
Putnam International Growth Fund	—	4,714,731
Artisan Mid Cap Fund*	7,780,766	5,536,072
MSIF Emerging Markets Portfolio	872,816	10,077
Dodge & Cox Stock Fund*	17,443,458	12,853,126
Evergreen Small Cap Value Fund	738,813	192,570
Putnam S&P 500 Fund	1,316,366	244,682
EuroPacific Growth Fund	5,435,170	—
Revlon Common Stock	1,616,944	2,225,647
Total Equity Securities	$58,307,758	$45,830,158
Fixed Income Securities:
PIMCO Total Return Fund	$2,136,147	$2,322,635
PIMCO High Yield Fund	1,825,564	60,921
Total Fixed Income Securities	$3,961,711	$2,383,556
Asset Allocation Funds:
Putnam RetirementReady Portfolio 2045	$56,570	$2,229
Putnam RetirementReady Portfolio 2040	74,775	6,577
Putnam RetirementReady Portfolio 2035	118,370	3,758
Putnam RetirementReady Portfolio 2030	530,949	112,146
Putnam RetirementReady Portfolio 2025	503,534	88,037
Putnam RetirementReady Portfolio 2020	2,948,195	2,069,226
Putnam RetirementReady Portfolio 2015*	6,488,712	5,365,791
Putnam RetirementReady Portfolio 2010	1,412,667	643,920
Putnam RetirementReady Portfolio 2005	1,286,774	956,675
Total Asset Allocation Funds	$13,420,546	$9,248,359
Investment Contracts:
Putnam Stable Value Fund (contract value)* (1)	$31,951,412	$34,206,431

(1)	Investors in the Putnam Stable Value Fund are exposed to credit loss in the event of nonperformance by companies with whom the investment contracts are placed. However, the Company, as Plan Administrator, does not anticipate nonperformance by these companies. On the other hand, the Company cannot give any such assurances that such companies will, in fact, perform in accordance with such investment contracts.

*	Where amounts are presented, the individual investment represents 5% or more of net assets available for Plan benefits for the year presented.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 8.    INVESTMENTS: (Continued)

The following table is a summary of the number of shares of each investment held by the Plan as of December 31, 2003 and 2002:

	December 31,
	2003	2002
Equity Securities:
Putnam Voyager Fund	1,416,519	1,536,648
Putnam International Growth Fund	—	285,395
Artisan Mid Cap Fund	301,814	283,030
MSIF Emerging Markets Portfolio	56,238	994
Dodge & Cox Stock Fund	153,309	145,975
Evergreen Small Cap Value Fund	34,621	11,771
Putnam S&P 500 Fund	47,385	11,307
EuroPacific Growth Fund	181,596	—
Revlon Common Stock	720,220	727,336

Fixed Income Securities:
PIMCO Total Return Fund	199,453	217,679
PIMCO High Yield Fund	186,854	7,150

Asset Allocation Funds:
Putnam RetirementReady Portfolio 2045	913	46
Putnam RetirementReady Portfolio 2040	1,180	134
Putnam RetirementReady Portfolio 2035	1,884	76
Putnam RetirementReady Portfolio 2030	8,518	2,276
Putnam RetirementReady Portfolio 2025	8,172	1,792
Putnam RetirementReady Portfolio 2020	47,899	41,626
Putnam RetirementReady Portfolio 2015	107,929	107,574
Putnam RetirementReady Portfolio 2010	24,483	12,868
Putnam RetirementReady Portfolio 2005	23,036	18,952

Investment Contracts:
Putnam Stable Value Fund	31,951,412	34,206,431

Schedule I

REVLON EMPLOYEE'S SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule of Assets Held at End of Year
December 31, 2003

Identity of Issue, Borrower, Lessor or similar party	Description of Investments including maturity date, rate of interest, collateral, par or maturity value	Shares	Unit Cost Value	Cost	Unit Market Value	Market Value
Putnam Fiduciary Trust	Voyager Fund	1,416,519	$13.87	$19,644,508	$16.31	$23,103,425
	Putnam S&P 500 Index Fund	47,385	24.40	1,156,204	27.78	1,316,366
	Stable Value Fund	31,951,412	1.00	31,951,412	1.00	31,951,412
	RetirementReady Portfolio 2045	913	55.21	50,412	61.95	56,570
	RetirementReady Portfolio 2040	1,180	54.73	64,606	63.35	74,775
	RetirementReady Portfolio 2035	1,884	55.53	104,603	62.84	118,370
	RetirementReady Portfolio 2030	8,518	53.59	456,494	62.33	530,949
	RetirementReady Portfolio 2025	8,172	54.18	442,752	61.62	503,534
	RetirementReady Portfolio 2020	47,899	50.99	2,442,173	61.55	2,948,195
	RetirementReady Portfolio 2015	107,929	50.63	5,464,246	60.12	6,488,712
	RetirementReady Portfolio 2010	24,483	51.88	1,270,077	57.70	1,412,667
	RetirementReady Portfolio 2005	23,036	51.19	1,179,194	55.86	1,286,774
				64,226,681		69,791,749
Artisan Funds, Inc.	Artisan Mid Cap Fund	301,814	20.68	6,242,107	25.78	7,780,766
Morgan Stanley Institutional Funds, Inc.	MSIF Emerging Markets Portfolio	56,238	13.80	775,812	15.52	872,816
Dodge & Cox Funds	Dodge & Cox Stock Fund	153,309	89.77	13,762,198	113.78	17,443,458
Evergreen Investment Services, Inc.	Evergreen Small Cap Value Fund	34,621	18.32	634,147	21.34	738,813
PIMCO Funds: Pacific Investment Management	PIMCO High Yield Fund	186,854	9.48	1,770,748	9.77	1,825,564
Series	PIMCO Total Return Fund	199,453	10.80	2,153,532	10.71	2,136,147
American Funds Distributors	EuroPacific Growth Fund	181,596	28.46	5,167,427	29.93	5,435,170
Revlon, Inc.	Revlon Common Stock Fund	720,220	12.94	9,322,332	2.25	1,616,944
				$104,054,986		$107,641,427

Schedule II

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
Schedule of Reportable Transactions
For the Year Ended December 31, 2003

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Net Gain (Loss)
(A)	International Growth Fund	$—	$6,313,304	$5,487,131	$826,172
(A)	Stable Value Fund	10,755,724	—	10,755,724	—
(A)	Stable Value Fund	—	13,010,743	13,010,743	—
(B)	EuroPacific Growth Fund	5,323,706	—	5,323,706	—

(A)	Putnam Fiduciary Trust Company

(B)	American Funds Distributors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

REVLON EMPLOYEES' SAVINGS, INVESTMENT AND PROFIT SHARING PLAN
By: REVLON CONSUMER PRODUCTS CORPORATION, the Plan Sponsor

By /s/ Thomas E. McGuire
Thomas E. McGuire
Member of the Plan's Investment Committee

Dated: June 28, 2004

List of Exhibits on Form 11-K

Exhibit	Description

23.1	Consent of Mitchell & Titus, LLP